Exhibit 99.3
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and shareholders of Norsk Hydro ASA
      We have audited the accompanying carve-out combined balance sheets of Hydro Petroleum as of 31 December 2006 and 2005, and the related combined statements of income, statements of comprehensive income, and cash flows for each of the three years in the period ended 31 December 2006. These carve-out combined financial statements are the responsibility of Hydro’s management. Our responsibility is to express an opinion on these carve-out combined financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Hydro Petroleum is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Hydro Petroleum’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such carve-out combined financial statements present fairly, in all material respects, the financial position of Hydro Petroleum as of 31 December 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2006, in conformity with accounting principles generally accepted in the United States of America.
      As discussed in Note 1, the accompanying 2006 financial statements have been restated.
      As discussed in Note 1 to the financial statements, the carve-out combined financial statements also include certain allocations from Hydro. These allocations may not be reflective of the actual level of costs or debt which would have been incurred had Hydro Petroleum operated as a separate entity apart from Hydro. Hydro Petroleum also changed its method of accounting for the recognition of over/under funded status of retirement plans in 2006, contingent asset retirement obligations in 2005, and variable interest entities in 2004 to conform to newly adopted accounting principles.
Oslo, Norway
29 March 2007 (08 May 2007 as to the effects of the restatement discussed in Note 1)
Deloitte AS

/s/ Deloitte AS